June 8, 2015

VIA EDGAR

Ms. Jennifer Monick
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Duke Realty Corporation
Duke Realty Limited Partnership (collectively referred to as the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 20, 2015
File Numbers 1-9044 and 0-20625

Dear Ms. Monick:

The Company is providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated May 27, 2015 (the “Comment Letter”) related to the Company’s 2014 Annual Report on Form 10-K (the “2014 Form 10-K”). The numbered paragraph below corresponds to the numbered paragraph in the Comment Letter. To facilitate your review, the Company has reproduced below the original text of the Staff’s comment, and has included its response immediately following such comment.

Please note that the Company is filing this response letter via EDGAR submission.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

General

1. Please provide us with your Rule 3-09 significance test calculations for 2014. Additionally, please tell us how you determined the unconsolidated joint venture that sold an office tower in Atlanta, Georgia during 2014 was not significant under Rule 3-09.

Response:

We have included our Rule 3-09 significance test calculations as requested. As shown in these calculations, none of our individual unconsolidated joint ventures, including the unconsolidated joint venture that sold an office tower in Atlanta, Georgia during 2014 (3630 Peachtree Road Holdings Limited Partnership or "3630 Peachtree"), were determined to be significant under Rule 3-09.

The 2014 Rule 3-09 significance tests were computed as follows (in thousands):

Investment Test	Texas Dugan LLC	Duke/Hulfish LLC	Duke HHC Realty Development LLC	Linden Development LLC	All Other - Investments Individually Less than $20 million	Total as Presented in 2014 Form 10-K
Investment in Unconsolidated Entity (Numerator for Investment Test)	$102,869	$45,894	$40,040	$32,104	$72,743	$293,650

Total Assets per 2014 Form 10-K - Duke Realty Corporation ("DRE") and Duke Realty Limited Partnership ("DRLP") - (Denominator for Investment Test)	$7,754,839	$7,754,839	$7,754,839	$7,754,839
Significant Subsidiary Calculation	1.3%	0.6%	0.5%	0.4%

Significant Pursuant to S-X 3-09 for Investment Test?	No	No	No	No

Securities and Exchange Commission
Division of Corporate Finance

Income Test	3630 Peachtree		Dugan Millennia LLC		Duke/Hulfish LLC		Texas Dugan LLC		All Other - Registrant Share of Equity in Earnings Individually Less than $5 million	Total as Presented in 2014 Form 10-K
Equity in Earnings - 2014	$58,612		$15,656		$6,759		$6,475		$6,815	$94,317
Less Basis Differences and Registrant Share of Investee -Level Earnings from Discontinued Operations	(58,458)	(1)	(15,462)	(1)	(19)		—		(500)
Numerator for Significance Test	$154	A	$194	A	$6,740	A	$6,475	A	$6,315

Income from Continuing Operations Before Taxes per 2014 Form 10-K (DRE and DRLP)	$225,125		$225,125		$225,125		$225,125
Less Equity in Earnings Amounts Excluded from Numerator of Test	(58,458)		(15,462)		(19)		—
Less DRE Noncontrolling Interest Attributable to Continuing Operations	(2,607)		(2,607)		(2,607)		(2,607)
DRE Income from Continuing Operations Attributable to Common Shareholders (Denominator for Income Test)	$164,060	B	$207,056	B	$222,499	B	$222,518	B
Add Back DRE Noncontrolling Interest Attributable to Continuing Operations	2,607		2,607		2,607		2,607
Less DRLP Noncontrolling Interest Attributable to Continuing Operations	(240)		(240)		(240)		(240)
DRLP Income from Continuing Operations Attributable to Common Shareholders (Denominator for Income Test)	$166,427	C	$209,423	C	$224,866	C	$224,885	C

DRE - Significant Subsidiary Calculation (A/B)	0.1%		0.1%		3.0%		2.9%
DRLP - Significant Subsidiary Calculation (A/C)	0.1%		0.1%		3.0%		2.9%

Significant Pursuant to S-X 3-09 for Income Test?	No		No		No		No

(1) The sole purpose of these joint ventures was to own and operate real estate assets. During 2014, both of these joint ventures sold all of their real estate assets, repaid their third party debt and distributed the resultant cash proceeds to us and their other owners. The gain on sale of those real estate assets, and all of the pre-sale operations from those real estate assets, met the criteria to be classified within discontinued operations at the investee level. Such items meeting the criteria to be classified as discontinued operations at the investee level were excluded from the income significance test based on the guidance in Section 2410.3 of the Commission's Financial Reporting Manual, which indicates that the numerator in the income test is calculated based on the registrant's share of pre-tax income from continuing operations reflected in the separate financial statements of the investee prepared in accordance with U.S. GAAP for the period in which the registrant recognizes income or loss from the investee under the equity method, adjusted for any basis differences.

Equity in earnings related to basis differences excluded from both the numerator and denominator of the income significance tests pertain primarily to impairment charges on the investment in the 3630 Peachtree joint venture recognized at the registrant level (and not in the investee's separate financial statements) during 2009, which caused a basis difference. Additionally, the equity in earnings impact at the registrant level of any other basis differences written off as a direct result of the sale of the underlying joint venture assets, which were not reflected in the separate financial statements of the investee, are excluded from both the numerator and the denominator of the income significance test.

Because the sales of the assets underlying these joint ventures represented the effective liquidation of our ownership interests in these joint ventures, we believe the results of these sales would also be appropriately excluded from the numerator of the income test, pursuant to the guidance in section 2410.8 of the Commission's Financial Reporting manual, had the sales been included in income from continuing operations at the investee level.

Securities and Exchange Commission
Division of Corporate Finance

As requested in your Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6667.

Sincerely,

/s/ Mark A. Denien
Mark A. Denien
Executive Vice President and Chief Financial Officer
Duke Realty Corporation